Mail Stop 6010

March 31, 2009

Mr. Stephen T. Willis
Executive Vice President – Operations
and Chief Financial Officer
Palatin Technologies, Inc.
4C Cedar Brook Drive
Cranbury, NJ 08512

  Re: Palatin Technologies, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed March 16, 2009
    File No. 001-15543

Dear Mr. Willis:

  We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

        Sincerely,

        Jeffrey P. Riedler
        Assistant Director